Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

Direct: 408 526 4000
FAX: 408 526 4100
www.cisco.com

October 27, 2011

Ms. Kathleen Collins

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cisco Systems, Inc.
Form 10-K for the Fiscal Year Ended July 30, 2011 Filed September 14, 2011 File No. 000-18225

Dear Ms. Collins:

On behalf of Cisco Systems, Inc., a California corporation (the “Company” or “Cisco”), set forth below is the Company’s response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated October 18, 2011.

For ease of reference, the headings and numbers of responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comments prior to the response.

Form 10-K for the Fiscal Year Ended July 30, 2011

Item 8. Financial Statements and Supplementary Data

Note 5. Restructuring and Other Charges, page 96

1. Tell us if you considered disclosing the total amount of charges you expect to incur for your fiscal 2012 restructuring plan pursuant to ASC 420-10-50-1-b-1.

Response:

In consideration of ASC 420-10-50-1-b-1, the Company included the total amount of charges that it expects to incur for its restructuring in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) on page 64, as follows:

Kathleen Collins

Securities and Exchange Commission

October 27, 2011

“Restructuring and Other Charges

In fiscal 2011, we incurred within operating expenses restructuring charges of $799 million. These charges included $453 million related to a voluntary early retirement program for eligible employees in the United States and Canada; $247 million related to employee severance for other employees subject to our reduction of our work force; and $71 million related to the impairment of goodwill and intangible assets, primarily as a result of the pending sale of our Juarez, Mexico manufacturing operations. We also recorded charges within operating expenses of $28 million related to the consolidation of excess facilities and other activities. We announced in July 2011 that we expected to take up to $1.3 billion in pretax charges as part of our expense reduction actions. We incurred charges of $728 million in the fourth quarter of fiscal 2011 (included as part of the $799 million discussed above) related to these announcements. We expect the remaining charges to be incurred during fiscal 2012.”

The Company believed that it was appropriate to include forward looking information of this nature in MD&A and, in order to avoid repetition, did not repeat it in the footnotes to the Consolidated Financial Statements. In future filings, the Company will include a similar disclosure to reflect the estimated total remaining charges as applicable in the footnotes to the Consolidated Financial Statements.

2. Additionally, please provide us with your analysis to determine that the pending sale of the Juarez manufacturing operations and exit of the Flip Video cameras product line did not qualify for presentation as discontinued operations as of July 30, 2011.

Response:

Under ASC 205-20-45-1, the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations if:

(a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction, and

(b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Based on the Company’s analysis, neither the pending sale of the Juarez manufacturing operations (which was subsequently completed as planned in October 2011) nor the exit from the Flip Video cameras product line qualified for presentation as discontinued operations.

We note the following:

(1)

The manufacturing operations located in Juarez, Mexico are part of the Company’s service provider product offerings. As of July 30, 2011, in order to simplify its operations, the Company had entered into agreements to sell the Juarez manufacturing operations to a third-party contract manufacturer that would

Kathleen Collins

Securities and Exchange Commission

October 27, 2011

continue to manufacture the Company’s products from such operations. The Company continues to market and sell the products manufactured at this facility and generates ongoing cash flows. Additionally, the contract manufacturing arrangement associated with the sale of the Juarez manufacturing operations includes significant continuing involvement by Cisco in the form of manufacturing oversight. Accordingly, the Company did not believe the pending sale of the Juarez manufacturing operations met the requirements for presentation as discontinued operations.

(2)	The Flip Video cameras product line was fully integrated into the Company’s consumer product offerings. The operations and cash flows of this product line could not be clearly distinguished operationally, nor could they be segregated for financial reporting purposes, from the remainder of the Company’s consumer product offerings. This being the case, in connection with the exit of this product line, the Company determined that it did not represent a separate component of Cisco, and its related shutdown did not qualify for presentation as discontinued operations.

The Company also advises the Staff supplementally that the financial statement impact of the Juarez manufacturing operations and the Flip Video cameras product line are immaterial individually, and in the aggregate, to the Company’s financial statements taken as a whole. As such, we do not believe presentation as discontinued operations would be warranted in any event.

Note 12. Commitments and Contingencies, page 113

3. For the Brazilian federal tax authority investigation and shareholder class action lawsuit, you disclose that you are unable to estimate a range of loss, if any. However, you do not provide a similar disclosure for the shareholder derivative lawsuit filed in April 2011. For this lawsuit, please tell us how you considered providing disclosures of the estimated loss or range of loss or a statement that such an estimate cannot be made, or if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y and provide us with your proposed disclosures you plan to include in future filings.

Response:

The shareholder derivative lawsuits filed beginning in April 2011 are lawsuits purportedly brought on behalf of Cisco against Cisco’s Board of Directors and several of its officers. In consideration of ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y, Cisco determined that it was not at least reasonably possible that a material loss may have been incurred. In addition, Cisco does not expect that the ultimate costs to resolve the shareholder derivative lawsuits will have a material adverse effect on its consolidated financial position, results of operations, or cash flows. The Company does not believe additional disclosure is necessary pursuant to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y.

Kathleen Collins

Securities and Exchange Commission

October 27, 2011

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that any future comments be addressed to the undersigned at prbhatt@cisco.com. You may also contact me via telephone with questions or comments at (408) 526-7815, or you may contact Daniel J. Winnike of Fenwick & West LLP, our outside legal counsel, at (650) 335-7657.

Sincerely,

/s/ Prat Bhatt

Prat Bhatt Vice President, Corporate Controller and Principal Accounting Officer

cc:	Melissa Feider, Securities and Exchange Commission
John T. Chambers, Cisco Systems, Inc.
Frank A. Calderoni, Cisco Systems, Inc.
Mark Chandler, Cisco Systems, Inc.
Daniel J. Winnike, Fenwick & West LLP
Stephen Darcy, PricewaterhouseCoopers LLP